SIDLEY AUSTIN
SIDLEY

LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

Carrie.li@@sidley.com
(852) 2509-7886

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FOUNDED 1866



Our Ref: 22277-00002

July 17, 2007



Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find a press release which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Li



COSL	HK$	9.28 ↓ 0.64%	2007-07-16
HangSeng		22,953.94 ↓	2007-07-16

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Cameron CEO Leads a Delegation to Visit COSL

On 12 July 2007, Mr. Jack Moore, the Chief Executive Officer of Cameron, led a delegation of 4 to visit COSL and were warmly welcomed by Mr. Yuan Guangyu, CEO & President of the Company. The two parties held a friendly meeting in which retrospected the history of long-term relationship and exchanged views on the development trend, prospect and cooperation potential in oil E&P phases in the future.

Cameron is a valves manufacturer based in the U.S., mainly supplying blowout preventers (BOPs). It is the world's sole provider of complete system solutions for wells, Christmas trees, flat gate valves, throttle valves, safety valves and actuators.

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